Exhibit 99.1

QIWI Announces Second Quarter 2017 Financial Results

Second Quarter Total Adjusted Net Revenue Increases 12% to RUB 2,934 Million and Adjusted Net Profit

Decreases 15% to RUB 1,082 Million or RUB 17.70 per diluted share

QIWI reiterates 2017 Guidance

Board of Directors Approves Dividend of 21 cents per share

NICOSIA, CYPRUS – August 15, 2017 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the second quarter ended June 30, 2017.

Second Quarter 2017 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 12% to RUB 2,934 million ($49.7 million)

•	Adjusted EBITDA decreased 16% to RUB 1,376 million ($23.3 million)

•	Adjusted Net Profit decreased 15% to RUB 1,082 million ($18.3 million), or RUB 17.70 per diluted share

•	Total payment volume increased 6% to RUB 216.5 billion ($3.7 billion)

“Today I’m glad to share our second quarter 2017 results and highlight that the signs of improvement in the overall economic situation in our core markets and the secular trends towards digitalization of payments that we have noticed earlier this year continue to evolve further supporting our core business,” said Sergey Solonin, QIWI’s chief executive officer. “We achieved solid financial results this quarter and increased our total adjusted net revenue while continuing to invest in our new business lines and projects, most noticeably SOVEST. We see many opportunities ahead in the second half of 2017 and beyond and will continue to focus on executing our strategy and developing our new initiatives.”

Second Quarter 2017 Results

Revenues: Total Adjusted Net Revenue for the quarter ended June 30, 2017 was RUB 2,934 million ($49.7 million), an increase of 12% compared with RUB 2,619 million in the prior year.

Payment Adjusted Net Revenue was RUB 2,471 million ($41.8 million), an increase of 23% compared with RUB 2,012 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the Money Remittance and E-commerce market verticals as well as by an improvement in yields in E-commerce market vertical resulting from shift in product mix. Growth was partially offset by a decrease in payment volumes in the Financial Services, Telecom and Other market verticals.

Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, SOVEST revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising, was RUB 463 million ($7.8 million), a decrease of 24% compared with RUB 607 million in the prior year. Other Adjusted Net

Revenue decline in the second quarter was mainly due to the net loss of the SOVEST project1 in the amount of RUB 68 million, a decrease in revenue from fees for inactive accounts and unclaimed payments and revenue from cash and settlement services partially offset by the increase in interest revenue. Total Adjusted Net Revenue excluding contribution of SOVEST project increased 15% compared with the same period in the prior year.

Fees for inactive accounts and unclaimed payments for the second quarter ended June 30, 2017 were RUB 328 million ($5.5 million) compared with RUB 380 million in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 40% compared with the same period in the prior year. Total Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 16% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended June 30, 2017, Adjusted EBITDA was RUB 1,376 million ($23.3 million), a decrease of 16% compared with RUB 1,640 million in the prior year. Adjusted EBITDA decrease was largely driven by growth of SG&A expense due to increase in advertising expenses to RUB 335 million for the quarter ended June 30, 2017 as compared to RUB 27 million for same period in the prior year related to the roll out of the SOVEST project, increase in personnel expenses (excluding effect of share based payments) to RUB 418 million for the quarter ended June 30, 2017 as compared to RUB 346 million for same period in the prior year, tax and bad debt expenses also related to the launch of the SOVEST project partially offset by an increase in Adjusted Net Revenue. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 46.9% for the quarter ended June 30, 2017 compared with 62.6% for the same period in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 1,048 million ($17.7 million), a decrease of 17% compared with RUB 1,260 million in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 40.2% compared with 56.3% in the prior year.

Adjusted Net Profit: For the quarter ended June 30, 2017, Adjusted Net Profit was RUB 1,082 million ($18.3 million), a decrease of 15% compared with RUB 1,270 million in the prior year. The decrease in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding fees for inactive accounts and unused balances (net of tax) decreased 15% compared with the prior year. The Adjusted Net Profit excluding net expenses associated with the SOVEST project1 in the second quarter was RUB 1,662 million representing as increase of 31% as compared with the same period of prior year.

Other Operating Data: For the quarter ended June 30, 2017, total payment volume was RUB 216.5 billion ($3.7 billion), an increase of 6% compared with RUB 204.5 billion in the prior year. Dynamics of payment volume was driven by mixed trends across market verticals with growth in Money Remittances market vertical resulting largely from secular growth in digital money remittances including card to card and peer-to-peer transfers and E-commerce market vertical offset by declining volumes across Financial Services, Telecom and Other market verticals. Payment average adjusted net revenue yield was 1.14%, an increase of 16 bps compared with 0.98% in the prior year primarily due to the higher average net revenue yield in the E-commerce market vertical.

[1]	The methodology of segmentation and allocation of Revenues, Costs and Expenses between QIWI core business and SOVEST project is currently being developed and is subject to further audit reviews; thus, we retain the right to review the methodology of Revenues, Costs and Expenses allocation between QIWI core business and SOVEST project and restate the corresponding data to incorporate such adjustments.

Total average adjusted Net Revenue Yield was 1.36%, an increase of 8 bps as compared with 1.28% in the prior year. Total average adjusted Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.20%, an increase of 11 bps as compared with the same period in the prior year.

SOVEST: In late 2016, we launched a payment-by-installments card program under the SOVEST brand. For the quarter ended June 30, 2017, total payment volume of the project was RUB 313.6 million ($5.3 million).

Recent Developments

Dividend: Following the determination of second quarter 2017 financial results, our Board of Directors approved a dividend of USD 21 cents per share. The dividend record date is August 29, 2017, and the Company intends to pay the dividend on September 1, 2017. The holders of ADSs will receive the dividend shortly thereafter.

Dividend distributions for 2017 are subject to our future cash flow needs and we retain the right to review our dividend distributions and suspend the dividend payments on the quarterly basis in lieu of the funding requirements for the new projects, capital expenditures, potential M&A or otherwise.

2017 Guidance2

QIWI reiterates its guidance in respect of 2017 outlook:

•	Total Adjusted Net Revenue is expected to increase by 10% to 15% over 2016; We expect no material contribution to Total Adjusted Net Revenue from SOVEST project.

•	Adjusted Net Profit excluding SOVEST expenses is expected to increase by 12% to 17% over 2016;

Adjusted Net Profit including SOVEST expenses is expected to decline by 15% to 30% over 2016.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2017 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13667749. The replay will be available until Tuesday, August 22, 2017. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 18.5 million virtual wallets, over 155,000 kiosks and terminals, and enabled merchants to accept over RUB 72 billion cash and electronic payments monthly from over 51 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

[2]	Guidance is provided in Russian rubles

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels and trends in each of our market verticals. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in average net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of June 30,	As of June 30,
	2016 (audited)	2017 (unaudited)	2017 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	593	575	10
Goodwill and other intangible assets	11,022	10,818	183
Investments in joint ventures	—	831	14
Long-term debt instruments	399	1,096	19
Long-term loans	120	168	3
Other non-current assets	40	41	1
Deferred tax assets	270	237	4

Total non-current assets	12,444	13,766	233

Current assets
Trade and other receivables	5,679	3,494	59
Short-term loans	19	346	6
Short-term debt instruments	1,772	698	12
Prepaid income tax	77	143	2
Cash and cash equivalents(2)	18,997	16,907	286
Other current assets	661	411	7

Total current assets	27,205	21,999	372

Assets of disposal group classified as held for sale	25	19	0

Total assets	39,674	35,784	606

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	32
Share premium	12,068	12,068	204
Other reserve	1,064	1,179	20
Retained earnings	4,808	5,250	89
Translation reserve	131	61	1

Total equity attributable to equity holders of the parent	19,948	20,435	346
Non-controlling interest	21	22	0

Total equity	19,969	20,457	346

Non-current liabilities
Other non-current liabilities	2	10	0
Deferred tax liabilities	851	687	12

Total non-current liabilities	853	697	12

Current liabilities
Trade and other payables	16,328	13,030	221
Amounts due to customers and amounts due to banks	2,342	1,436	24
Income tax payable	68	52	1
VAT and other taxes payable	102	96	2
Other current liabilities	10	11	0

Total current liabilities	18,850	14,625	248

Liabilities directly associated with the assets of a disposal group classified as held for sale	2	5	0

Total equity and liabilities	39,674	35,784	606

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of June 30, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for six months ended June 30, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2016	June 30, 2017	June 30, 2017
	RUB	RUB	USD(1)
Revenue	4,416	4,790	81
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,094	2,215	38
Selling general and administrative expenses	682	1,259	21
Depreciation and amortization	191	200	3
Profit from operations	1,449	1,116	19

Other income and expenses, net	(2)	4	0
Foreign exchange gain	190	342	6
Foreign exchange loss	(468)	(193)	(3)
Interest income and expenses, net	(5)	11	0

Profit before tax	1,164	1,280	22
Income tax expense	(235)	(204)	(3)

Net profit	929	1,076	18

Attributable to:
Equity holders of the parent	926	1,070	18
Non-controlling interests	3	6	0

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(65)	74	1

Total comprehensive income net of tax attributable to:	864	1,150	19

Equity holders of the parent	861	1,144	19
Non-controlling interests	3	6	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	15.32	17.64	0.30

Diluted profit attributable to ordinary equity holders of the parent	15.32	17.51	0.30

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2016	June 30, 2017	June 30, 2017
	RUB	RUB	USD(1)
Revenue	8,576	9,402	159
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	4,057	4,304	73
Selling general and administrative expenses	1,413	2,318	39
Depreciation and amortization	377	409	7
Profit from operations	2,729	2,371	40

Other income and expenses, net	(5)	(8)	(0)
Foreign exchange gain	695	214	4
Foreign exchange loss	(1,350)	(301)	(5)
Interest income and expenses, net	(16)	7	0

Profit before tax	2,053	2,283	39
Income tax expense	(409)	(389)	(7)

Net profit	1,644	1,894	32

Attributable to:
Equity holders of the parent	1,638	1,883	32
Non-controlling interests	6	11	0

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(249)	(70)	(1)

Total comprehensive income net of tax attributable to:	1,395	1,824	31

Equity holders of the parent	1,389	1,813	31
Non-controlling interests	6	11	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	27.11	31.06	0.53

Diluted profit attributable to ordinary equity holders of the parent	27.11	30.84	0.52

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	June 30, 2016	June 30, 2017	June 30, 2017
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	2,053	2,283	39

Adjustments to reconcile profit before income tax to net cash flow used in/ generated from operating activities
Depreciation and amortization	377	409	7
Foreign exchange loss, net	655	87	1
Interest income, net	(367)	(518)	(9)
Bad debt expense, net	12	36	1
Share-based payments	—	115	2
Other	(3)	15	0

Operating profit before changes in working capital	2,727	2,427	41

Decrease in trade and other receivables	1,548	2,211	37
Decrease in other assets	118	244	4
Decrease in amounts due to customers and amounts due to banks	(1,183)	(869)	(15)
Decrease in trade and other payables	(4,117)	(3,319)	(56)
Decrease/(increase) in loans issued from banking operations	7	(272)	(5)

Cash (used in) / generated from operations	(900)	422	7

Interest received	357	527	9
Interest paid	(60)	(36)	(1)
Income tax paid	(502)	(592)	(10)

Net cash flow (used in)/ generated from operating activities	(1,105)	321	5

Cash flows used in investing activities
Acquisition of joint control companies	—	(813)	(14)
Purchase of property and equipment	(154)	(82)	(1)
Purchase of intangible assets	(101)	(106)	(2)
Loans issued	(508)	(376)	(6)
Repayment of loans issued	760	203	3
Purchase of debt instruments	(400)	(1,376)	(23)
Proceeds from settlement of debt instruments	—	1,775	30

Net cash flow used in investing activities	(403)	(775)	(13)

Cash flows used in financing activities
Proceeds from borrowings	2	—	—
Repayment of borrowings	(4)	—	—
Dividends paid to owners of the Group	(2,909)	(1,400)	(24)
Dividends paid to non-controlling shareholders	(6)	(10)	(0)
Net cash flow used in financing activities	(2,917)	(1,410)	(24)

Effect of exchange rate changes on cash and cash equivalents	(1,067)	(231)	(4)

Net decrease in cash and cash equivalents	(5,492)	(2,095)	(35)

Cash and cash equivalents at the beginning of the period	19,363	19,021	322

Cash and cash equivalents at the end of the period(2)	13,871	16,926	286

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of June 30, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for six months ended June 30, 2017 due to the cash balances classified as part of the assets held for sale.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, Payment Processing Fees Revenue (or Payment Revenue) in the case of Payment Adjusted Net Revenue, Revenue, Other Than Payment Processing Fees (Other revenue) in the case of Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card to card transfers and certain wallet to wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2016	June 30, 2017	June 30, 2017
	RUB	RUB	USD(1)
Revenue	4,416	4,790	81.1
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,094	2,215	37.5
Plus: Compensation to employees and related taxes	297	359	6.1

Total Adjusted Net Revenue	2,619	2,934	49.7

Payment Revenue(2)	3,621	4,052	68.6
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,851	1,885	31.9
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	242	304	5.1

Payment Adjusted Net Revenue	2,012	2,471	41.8

Other Revenue(5)	795	738	12.5
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	243	330	5.6
Plus: Compensation to employees and related taxes allocated to other revenue(4)	55	55	0.9

Other Adjusted Net Revenue	607	463	7.8

Payment Adjusted Net Revenue	2,012	2,471	41.8
E-commerce	948	1,246	21.1
Financial services	359	311	5.3
Money remittances	419	660	11.2
Telecom	221	189	3.2
Other	65	63	1.1
Other Adjusted Net Revenue	607	463	7.8

Total Adjusted Net Revenue	2,619	2,934	49.7

Net Profit	929	1,076	18.2

Plus:
Depreciation and amortization	191	200	3.4
Other income	2	(4)	(0.1)
Foreign exchange gain	(190)	(342)	(5.8)
Foreign exchange loss	468	193	3.3
Interest expenses	5	(11)	(0.2)
Income tax expenses	235	204	3.5
Share-based payments expenses	—	60	1.0

Adjusted EBITDA	1,640	1,376	23.3

Adjusted EBITDA margin	62.6%	46.9%	46.9%
Net profit	929	1,076	18.2
Amortization of fair value adjustments(7)	93	91	1.5
Share-based payments expenses	—	60	1.0
Effect of taxation of the above items	(18)	(18)	(0.3)
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	266	(127)	(2.1)

Adjusted Net Profit	1,270	1,082	18.3

Adjusted Net Profit per share:
Basic	21.02	17.84	0.30
Diluted	21.02	17.70	0.30

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,427	60,642	60,642
Diluted	60,427	61,111	61,111

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue; therefore, it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RUB	RUB	USD(1)
Revenue	8,576	9,402	159.1
Minus: Cost of revenue (exclusive of depreciation and amortization)	4,057	4,304	72.8
Plus: Compensation to employees and related taxes	609	741	12.5

Total Adjusted Net Revenue	5,128	5,839	98.8

Payment Revenue(2)	7,056	7,931	134.2
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	3,540	3,713	62.8
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	500	625	10.6

Payment Adjusted Net Revenue	4,016	4,843	82.0

Other Revenue(5)	1,520	1,471	24.9
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	517	591	10.0
Plus: Compensation to employees and related taxes allocated to other revenue(4)	109	116	2.0

Other Adjusted Net Revenue	1,112	996	16.9

Payment Adjusted Net Revenue	4,016	4,843	82.0
E-commerce	1,902	2,425	41.0
Financial services	710	617	10.4
Money remittances	812	1,302	22.0
Telecom	445	373	6.3
Other	147	126	2.1
Other Adjusted Net Revenue	1,112	996	16.9

Total Adjusted Net Revenue	5,128	5,839	98.8

Net Profit	1,644	1,894	32.1

Plus:
Depreciation and amortization	377	409	6.9
Other income and expenses, net	5	8	0.1
Foreign exchange gain	(695)	(214)	(3.6)
Foreign exchange loss	1,350	301	5.1
Interest expenses	16	(7)	(0.1)
Income tax expenses	409	389	6.6
Share-based payments expenses	—	115	1.9

Adjusted EBITDA	3,106	2,895	49.0

Adjusted EBITDA margin	60.6%	49.6%	49.6%
Net profit	1,644	1,894	32.1
Amortization of fair value adjustments(7)	184	194	3.3
Share-based payments expenses	—	115	1.9
Effect of taxation of the above items	(35)	(37)	(0.6)
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	710	182	3.1

Adjusted Net Profit	2,503	2,348	39.7

Adjusted Net Profit per share:
Basic	41.43	38.73	0.66
Diluted	41.43	38.46	0.65

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,424	60,630	60,630
Diluted	60,424	61,051	61,051

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue; therefore, it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	June 30, 2016(1)	June 30, 2017	June 30, 2017
	RUB	RUB	USD (2)
Payment volume (billion)(3)	204.5	216.5	3.7

E-commerce	34.5	39.0	0.7
Financial services	64.8	56.7	1.0
Money remittances(4)	41.5	65.7	1.1
Telecom	49.9	42.4	0.7
Other	13.9	12.7	0.2

Payment adjusted net revenue (million)(5)	2,012.4	2,470.6	41.8

E-commerce	948.2	1,246.4	21.1
Financial services	359.2	311.2	5.3
Money remittances(4)	418.7	660.4	11.2
Telecom	221.0	189.3	3.2
Other	65.4	63.4	1.1

Payment average adjusted net revenue yield	0.98%	1.14%	1.14%

E-commerce	2.75%	3.20%	3.20%
Financial services	0.55%	0.55%	0.55%
Money remittances(4)	1.01%	1.01%	1.01%
Telecom	0.44%	0.45%	0.45%
Other	0.47%	0.50%	0.50%

Total average adjusted net revenue yield	1.28%	1.36%	1.36%
Active kiosks and terminals (units)(6)	164,709	155,730	155,730
Active Visa Qiwi Wallet accounts (million)(7)	16.2	18.5	18.5

SOVEST key operating metrics
Total payment volume (million)(8)	n/a	313.6	5.3

(1)	Payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2016 differ from the data previously published, including as presented in our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made increased total volumes for the period starting April 1, 2016 to June 30, 2016 by RUB 2.3 billion and affected the allocation of payment adjusted net revenue between market verticals. The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical and amounted to RUB 9.5 billion and RUB 104 million respectively for the quarter ended June 30, 2017.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(8)	Total payment volume (million) consist of the amounts paid by our customers using SOVEST card to the partner merchants.

QIWI plc.

Other Operating Data

	Six months ended
	June 30, 2016(1)	June 30, 2017	June 30, 2017
	RUB	RUB	USD (2)
Payment volume (billion)(3)	397.7	424.3	7.2

E-commerce	68.3	76.6	1.3
Financial services	124.2	115.8	2.0
Money remittances(4)	74.1	121.6	2.1
Telecom	101.0	83.7	1.4
Other	30.1	26.6	0.5

Payment adjusted net revenue (million)(5)	4,016.1	4,842.8	82.0

E-commerce	1,901.6	2,424.5	41.0
Financial services	710.3	617.1	10.4
Money remittances(4)	812.2	1,301.8	22.0
Telecom	445.4	373.2	6.3
Other	146.7	126.2	2.1

Payment average adjusted net revenue yield	1.01%	1.14%	1.14%

E-commerce	2.79%	3.17%	3.17%
Financial services	0.57%	0.53%	0.53%
Money remittances(4)	1.10%	1.07%	1.07%
Telecom	0.44%	0.45%	0.45%
Other	0.49%	0.47%	0.47%

Total average adjusted net revenue yield	1.29%	1.38%	1.38%
Active kiosks and terminals (units)(6)	164,709	155,730	155,730
Active Visa Qiwi Wallet accounts (million)(7)	16.2	18.5	18.5

SOVEST key operating metrics
Total payment volume (million)(8)	n/a	505.1	8.5

(1)	Payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2016 differ from the data previously published, including as presented in our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made increased total volumes for the period starting January 1, 2016 to June 30, 2016 by RUB 4.4 billion and affected the allocation of payment adjusted net revenue between market verticals. The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 59.0855 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2017.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical and amounted to RUB 17.4 billion and RUB 199 million respectively for the six months ended June 30, 2017.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(8)	Total payment volume (million) consist of the amounts paid by our customers using SOVEST card to the partner merchants.